August 28, 2025

Tyler Winklevoss
Chief Executive Officer
Gemini Space Station, Inc.
600 Third Avenue, 2nd Floor
New York, NY 10016

       Re: Gemini Space Station, Inc.
           Registration Statement on Form S-1
           Filed August 15, 2025
           Amendment No. 1 to Registration Statement on Form S-1
           Filed August 21, 2025
           File No. 333-289665
Dear Tyler Winklevoss:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed August 15, 2025 and Form S-1/A filed August 21, 2025
General

1.     We note that you have added a gatefold, which discloses that you have
1.5 million
       lifetime transacting users. Where appropriate in the prospectus, please briefly discuss how you measure lifetime transacting users.
Risk Factors
Our amended and restated articles of incorporation will provide that the Eighth Judicial
District Court of Clark County, Nevada..., page 80

2. You disclose that your amended and restated articles of incorporation will provide that, unless you consent in writing to the selection of an alternative forum, the federal district courts of the United States of America sitting in Clark County, Nevada will be
 August 28, 2025
Page 2

       the exclusive forum for the resolution of any cause of action arising under the federal securities laws of the United States, including any claims under the Securities Act and the Exchange Act. Please direct us to the portion of your amended and restated articles of incorporation that contains this provision.
Use of Proceeds, page 89

3. We note your disclosure that you may "use the net proceeds to repay all or a portion of [y]our third-party indebtedness, including indebtedness outstanding under the
       Galaxy Lending Agreement and the Master Repurchase Agreement with NYDIG Funding LLC." To the extent a material part of the proceeds will be used to discharge
       indebtedness, please disclose the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Refer to Instruction 4 to Item 504 of Regulation S-K. Capitalization, page 91

4. Please reconcile for us the amounts shown for indebtedness to your condensed consolidated balance sheet as of June 30, 2025 on page F-65, and how you determined the total amount of capitalization given the amounts shown for liabilities in the table.
       In this regard, it appears your table excludes the current portion of related party loans in the amount of $618,461. Please advise or revise.
Dilution, page 92

5. Please present the impact of the offering and the Vested IPO Grants separately, or tell us why these two events should be combined.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Stock-Based Compensation, page 120

6. Once you have an estimated offering price or range, please tell us the reasons for any differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.
Business
Other Ongoing Litigation, page 146

7. Please disclose the name of the court or agency in which the matter entitled National
       Association of Consumer Advocates v. Gemini Trust Company, LLC is pending and the date instituted. See Item 103 of Regulation S-K.
Description of Capital Stock
Provisions of our Amended and Restated Articles of Incorporation and Amended and
Restated Bylaws, page 179

8. We note that Article XIII of the form of Amended and Restated Articles of
       Incorporation states that "[t]o the fullest extent not inconsistent with any applicable
       U.S. federal laws, any and all 'internal actions' (as defined in NRS 78.046) must be tried in a court of competent jurisdiction before the presiding judge as the trier of fact
 August 28, 2025
Page 3

       and not before a jury." Please include a description of this provision in your prospectus and clearly state, if true, that the provision does not apply to claims under the Securities Act and the Exchange Act. Also disclose the risks of the provision and other impacts on shareholders as well as any uncertainty about enforceability.
Unaudited Condensed Consolidated Financial Statements as of and for the six months ended
June 30, 2025 and 2024
Note 13. Related Party Loans and Convertible Notes
Term loan, page F-89

9. Please expand your disclosure to state, if true, that your term loans are accounted for at fair value. In your revised disclosure, clarify the features of the loan that result in fair value accounting and the authoritative literature that supports your accounting conclusions.
Exhibits
Exhibit 5.1, page II-4

10. Please file a revised legal opinion that separately opines on the shares of Class A common stock subject to the over-allotment option that may be sold by the selling stockholders. In this regard, please note that the opinion should state that the shares are validly issued, fully paid and non-assessable. For guidance, refer to Section
       II.B.2.h of Staff Legal Bulletin No. 19.
11. In romanette (v) in the fourth paragraph of the opinion, we note that counsel has assumed that "upon each issuance of Shares, the total number of shares of Class A
       Common Stock issued and outstanding, together with the total number of shares of
       Class A Common Stock reserved for issuance or obligated to be issued by the
       Company pursuant to any plan, agreement or arrangement, or otherwise, will not exceed the total number of shares of Class A Common Stock then authorized under the Company's articles of incorporation." Please obtain and file a revised opinion that does not include this assumption, or tell us why this assumption is necessary and appropriate.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 August 28, 2025
Page 4

       Please contact Kate Tillan at 202-551-3604 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Irene Paik at 202-551-6553 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets
cc:   Ryan J. Dzierniejko